

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

<u>Via Facsimile</u>
Francine Salari
President
Eternity Healthcare Inc.
409 Granville Street, Suite 1023
Vancouver, BC, Canada

> **Re: Eternity Healthcare Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 6, 2011**
> **File No. 333-172061**

Dear Ms. Salari:

    We have reviewed your registration statement and response letter dated April 6, 2011 and have the following comments. Unless otherwise noted, where prior comments are referenced they refer to the comments in our letter dated March 3, 2011.

General

1.   As previously requested, please provide a written statement from the company acknowledging that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors

2.   Please include risk factor disclosure regarding the conclusions of your principal executive and financial officers that your disclosure controls and procedures are not effective. In addition, include here, or in an appropriate location of the prospectus with a cross-reference to that section, a discussion of the remedial measures taken to date to address the material weaknesses you have identified. To the extent known, please include a timeline regarding when you expect to fully remedy the material weaknesses and the costs, if material, associated with the remedial measures.

"We face competition from several companies with greater financial personnel…," page 9

3. We refer to your response to prior comment 3 and are unable to concur with your assertion that your immediate competitors are the large and sophisticated research and pharmaceutical companies you reference. As noted elsewhere in your response letter, you do not have a business absent government approval. Accordingly, it appears inappropriate to suggest that these are entities with which you currently compete. We therefore reissue prior comment 3. Please remove your statements that your competitors include "fully integrated pharmaceutical companies and biotechnology companies," "universities and public and private research institutions," "medical or clinical laboratories," and the like, or consider clarifying in your prospectus, where appropriate, that you hope to compete with these companies, institutions and laboratories once you obtain necessary government approval and begin operations.

Description of Business, page 22

General

4. It appears from your response to prior comment 9 that you have no current plans to research and develop your own in-home medical diagnostic kits and that you intend to serve only as a distributor of such kits within the next 12 months. Given this, please review your document and revise your disclosure regarding your research and development activities to ensure that your statements accurately reflect that you are not currently conducting research relating to in-home medical diagnostic kits and have no present intention to do so within the next 12 months. As examples, not intended to be exhaustive, we note the above-cited risk factor on page 9, your statements in your competition discussion indicating that competitor companies "have significantly longer histories of research, operation and development than [you]," and your discussion of government regulations regarding products "[you] are developing." To the extent you discuss research and development activities, please ensure that you clearly convey that any such activities are contemplated for the future and no foundation currently exists.

Principal Products, page 24

5. Your statement "[s]ubject to government approval, we are currently able to offer the following in-home diagnostic test kits in Canada," should be clarified. Consider revising your document to state more clearly that you will not be able to offer in-home diagnostic test kits in Canada until you obtain government approval and, therefore, you currently offer no products. Please also tell us how you determined, in light of the foregoing, that it is appropriate to state on page 23 "[w]e are now a medical device company that distributes in-home medical diagnostic kits in Canada," when you will not be such until you receive government approval, which approval you cannot obtain without raising additional capital.

Description of Property, page 27

6.   We refer to your response to prior comment 13. Please tell us whether you would be able to secure a lease adequate for your business on substantially similar terms with minimal difficulty. Alternatively, please file your lease as an exhibit to your next amendment.

Financial Statements and Supplementary Data

Interim Consolidated Financial Statements

Note 3. Restatement of Financial Statements, page F-10

7.   It appears that you are presenting the reverse merger of Kid's Book Writer as a restatement of the interim consolidated financial statements for the three and nine months ended January 31, 2011. Please tell us the guidance you considered in determining to present this transaction in this manner. In this regard, while the financial statements should be presented on a retroactive basis to reflect the reverse merger, we do not believe a reverse merger is considered to be a restatement in the context of ASC 205.

8.   Additionally, please explain the nature of and accounting guidance considered for each of the balance sheet, income statement, and cash flow adjustments.

Certain Relationships and Related Transactions, page 48

9.   We note your response to prior comment 15. Please tell us how you determined the amount of company shares to issue in the share exchange or otherwise describe in your response to us how you valued the company shares in the transaction.

10.   We note your revisions in response to prior comment 16. For each transaction discussed, please identify the related party by name.

        If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions or, in his absence, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, you may contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief